

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 9, 2008

Maurice Katz
President and CEO
Murals by Maurice, Inc.
295 Northwest 89th Ave.
Coral Springs, FL 33071

Re: Murals by Maurice, Inc.
Form 10-12G
Filed June 10, 2008
File No. 000-53272

Dear Mr. Katz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

2. From review of your cover page and table of contents, it appears that you have used the old format of Form 10-SB. Form 10-SB has been removed by Release

No. 33-8876, *Smaller Reporting Company Regulatory Relief and Simplification*, effective February 4, 2008. Please amend to comply with Form 10, which can be found on our website at the following address, http://www.sec.gov/about/forms/form10.pdf.

Items 1. Description of Business, page 3

3.   Please revise this section to include a more detailed description of the development of your business, or that of your predecessor, during the last three years. In this regard, we note in the first paragraph of this section that the company began full-time operations in 1999, but was incorporated in January 2007.

Promotion and Marketing Strategy—Experienced Management Team, page 3

4.   In light of the fact that you only have one full-time employee who also serves as your President and CEO, please revise this section and elsewhere in your registration statement to remove references such as "executive team" or "management team." For example, we note that the second risk factor titled "Our management may have possible conflicts of interest…" on page nine makes reference to your "officers and directors."

Item 2. Management's Discussion and Analysis…, page 6

5.   Please revise to clearly explain why you have chosen to voluntarily register a class of equity securities under Section 12(g) of the Securities Exchange Act of 1934.

6.   We note that you refer in a general manner to the additional costs associated with your expansion plans. Please revise to include a more detailed discussion of the specific components of your planned business expansion, such as purchasing property and equipment, hiring additional personnel and marketing in connection with selling art online. To the extent practicable, disclose the estimated costs associated with each component.

7.   Please also expand your discussion to address the company's prospects regarding its future financial condition and results of operation. Disclose, any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity. For example, we note that you state in the first paragraph in the Liquidity and Capital Resources section on page six that you anticipate your net profit or loss, and operating profit or loss, will begin to vary widely once you increase your operations. For additional guidance, please see Release No. 33-6835 (1989), Release No. 33-8056 (2002) and Release No. 33-8350 (2003).

Cash Requirements, page 6

8.   Further expand your discussion to address how you intend to meet the capital
        needs referenced in your auditors' going concern opinion. Include a detailed
        discussion of management's viable plan for overcoming those financial
        difficulties and discuss in detail your cash requirements during the next twelve
        months and your ability to generate sufficient cash to support operations.

Risk Factors, page 7

9.   You state in the first sentence that an investment in the common stock "being
        offered for resale by the selling shareholders" is very risky. Please delete this
        reference as you are not registering a resale transaction by selling shareholders,
        but instead registering a class of equity security under Section 12(g) of the
        Securities Exchange Act of 1934.

We have incurred losses from operations…, page 9

10.   Please revise to display this risk factor more prominently within your risk factors
        section by moving it to the beginning of your risk factors disclosure on page
        seven.

Item 4. Security Ownership of Certain Beneficial Owners…, page 10

11.   Please identify the natural person or persons who hold voting and/or investment
        power over the shares beneficially owned by Greentree Financial Group, Inc.

Item 7. Certain Relationships and Related Transactions, page 12

12.   Please disclose the nature and extent of the referenced services that Robin
        Beugeltas performed for the company.

13.   Please revise to include all of the information required by Item 407(a) of
        Regulation S-K regarding director independence.

14.   Please revise to add a new item that discloses the information required by Item
        201 of Regulation S-K.

Item 8. Description of Securities, page 12

15.   We note that the first sentence of this section discloses that the company is
        authorized to issue 100,000 shares of common stock. This amount is repeated in

your authorized share disclosure on page 17. This amount conflicts with your articles of incorporation which provides that 100,000,000 common shares are authorized. Please revise to remove that discrepancy.

Audit Report, page F-1

16.   We note that Traci J. Anderson is located in Huntersville, NC while your primary business operations are in Florida. Please confirm that the auditor is licensed to audit a company located in Florida in conformity with Rule 2-01.2.(b) of Regulation S-X.

Statement of Operations, page 23

17.   Please revise the statement of operations to include a line item for Cost of Revenues that reflects the direct costs attributed to revenues earned during the period.

Statement of Cash Flows for the year ended December, 31, 2007, page 25

18.   We note on page 26, within the Property and Equipment section of your Summary of Significant Accounting Policies, that "[n]ew equipment assets in the amount of $9,720 were contributed in March of 2007 by the President and CEO of the Company." It appears this is a noncash transaction that should not be included in the Statement of Cash Flows for the year ended December 31, 2007, but should be disclosed using the guidance in paragraph 32 of SFAS 95. Please revise or tell us why you have presented this transaction as a cash flow from investing activities.

Note A – Summary of Significant Accounting Policies

Revenue Recognition, page 26

19.   Please expand your revenue recognition policy to disclose the criteria for revenue recognition, as presented in the Critical Accounting Policies section at page seven.

Note G – Capital Stock, page 27

20.   We are unable to reconcile the proceeds from shares issued for cash disclosed in the table in Note G to the $38,500 for capital stock purchases presented in the financing activities section of the Statement of Cash Flows for the Year Ended December 31, 2007 on page 25. Please revise the financial statements to correct this apparent discrepancy or explain why no modification is needed.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight,

Attorney-Adviser, at (202) 551-3370, or me at (202) 551-3354 with any other questions.

Sincerely,

Robert Bartelmes
Senior Financial Analyst

cc: <u>by facsimile to (954) 424-2230</u>
        R. Chris Cottone, CPA
        (Greentree Financial Group, Inc.)